

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

January 3, 2006

Mr. Peter M. Pizza
Vice President and Chief Financial Officer
Principal Financial Officer and Principal Accounting Officer
AMREP Corporation
641 Lexington Avenue, 6th Floor
New York, New York 10022

> **RE:** **Form 10-K for the Fiscal Year ended April 30, 2005**
> **Forms 10-Q for the Fiscal Quarters ended July 31, 2005 and October 31, 2005**
> **File No. 1-04702**

Dear Mr. Pizza:

We have completed our review of your Form 10-K report and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, to Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691.

Sincerely,

Rufus Decker
Accounting Branch Chief